Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                               August 25, 2011

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     AllianceBernstein Cap Fund, Inc.
                 - AllianceBernstein Emerging Markets Multi-Asset Portfolio Post-Effective Amendment No. 97
                 File Nos. 2-29901 and 811-1716
                ------------------------------------------------------------

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Cap Fund, Inc. on behalf of its series, AllianceBernstein Emerging Markets Multi-Asset Portfolio (the "Fund"), as provided orally to Young Seo of this office on July 21, 2011. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment 1:  Investment Objective: The investment objective of the Fund is stated
            to be to maximize "total return". This disclosure of investment objective should convey that "total return" is a sum of capital appreciation and return.

Response:   We have revised the disclosure in response to this comment.

Comment 2:  Fees and Expenses of the Fund - Annual Fund Operating Expenses: Any
            acquired fund fees and expenses the Fund pays should be disclosed in the fee table.

Response:   We have not revised the disclosure in response to this comment because the Fund does not anticipate that initially underlying fund fees and expenses would be more than 0.01%, which is the threshold for disclosure of these amounts.

Comment 3:  Fees and Expenses of the Fund - Annual Fund Operating Expenses: The
            phrase, "Before Waiver", in the row heading, "Total Annual Fund Operating Expenses Before Waiver", should be deleted.

Response:   We have revised the disclosure in response to this comment.

Comment 4:  Fees and Expenses of the Fund: The footnotes to the Fee Table should be sequential.

Response:   We have revised the disclosure in response to this comment.

Comment 5:  Fees and Expenses of the Fund: Regarding footnote (b), in order to include disclosure regarding fee waiver, the fee waiver period should be at least one year from the date of the prospectus.

Response:   We confirm that the fee waiver period will be at least one year from the date of the prospectus.

Comment 6:  Fees and Expenses of the Fund: The second sentence of footnote (b)
            states that "[a]fter the end of the Fund's first fiscal year, this agreement may be terminated by either party upon 60 days' prior written notice." This sentence conveys that the fee waiver arrangement will no longer be a contractual one after the first fiscal year and will convert to a voluntary waiver. Because the fee waiver arrangement will not be a contractual one after the first fiscal year, this disclosure should be deleted.

Response:   We have revised the disclosure in response to this comment.

Comment 7:  Fees and Expenses of the Fund: The third sentence of footnote (b)
            states that "[a]ny fees waived and expenses borne by the Adviser may be reimbursed by the Fund until [________], 2014". The reimbursement period cannot be more than three years.

Response:   The reimbursement period will not be more than three years.

Comment 8:  Fees and Expenses of the Fund: Any expenses not covered by the fee waiver should be listed in the footnote.

Response:   We have revised the disclosure in response to this comment.

Comment 9:  Principal Strategies: The following disclosure in the first paragraph should be deleted from the summary section: "Investing in emerging markets generally involves risks greater than investing in the markets of developed countries. (Detailed definitions of the terms "emerging market issuer" and "emerging market country" are included below under "Additional Information about the Fund's Risks and Investments.")"

Response:   We have retained the first sentence because the disclosure was requested by the Fund's disinterested directors. We have deleted the cross reference in the parenthetical.

Comment 10: Principal Strategies: Disclosure regarding the capitalization range of securities in which the Fund invests should be provided.

Response:   We have not revised the disclosure in response to this comment. As disclosed in the discussion of Principal Strategies, the Fund's investments are not constrained based on market capitalization. We do not believe additional disclosure is necessary.

Comment 11: Principal Strategies: In the fourth paragraph, disclosure regarding fixed-income investments should include maturity parameters.

Response:   We have revised the disclosure in response to this comment.

Comment 12: Principal Strategies: Derivatives risk disclosure should be tailored to the types of derivatives the Fund intends to use.

Response:   We have not revised the disclosure in response to this comment because we believe that the disclosure appropriately describes the derivatives used by the Fund.

Comment 13: Principal Strategies: The last paragraph states that Derivatives and
            ETFs are used to meet the 80% test. An explanation of how the value of derivatives are computed to be used toward meeting the 80% test (for example, whether the market value or the notional value of derivatives are used) should be provided.

Response:   We have revised the disclosure in response to this comment.

Comment 14: Principal Risks: The description of "Country Concentration Risk"
            needs to be linked back to disclosure of principal strategies.

Response:   We have not revised the disclosure in response to this comment. As disclosed in the discussion of Principal Strategies, the Fund's assets may at times be concentrated in a particular country or region.

Comment 15: Principal Risks: The description of "Capitalization Risk" needs to be linked back to disclosure of principal strategies.

Response:   We have not revised the disclosure in response to this comment. As disclosed in the discussion of Principal Strategies, the Fund's investments are not constrained based on market capitalization and, therefore, the Fund may invest in small- and mid-capitalization companies.

Comment 16: Principal Risks: Disclosure of "Below Investment Grade Securities"
            needs to include the concept that below investment grade securities are speculative.

Response:   We have not revised the disclosure in response to this comment. We believe that disclosing the risks of these fixed-income securities is appropriate and that the use of the term "speculative" does not impart any additional information necessary for investor understanding of these securities' risks.

Comment 17: Principal Risks: Derivatives risk disclosure should be tailored to the types of derivatives the Fund intends to use and the risks specific to those types of derivatives.

Response:   We have not revised the disclosure in response to this comment because we believe that the disclosure appropriately describes the risks of derivatives used by the Fund.

Comment 18: Portfolio Manager: Please revise the column heading, "Length of
            Service", to "Length of Service with the Fund".

Response:   We have revised the disclosure in response to this comment.

Comment 19: Additional Information About the Fund's Risks and Investments -
            Foreign (Non-U.S.) Securities: In the last paragraph, "emerging market issuer" is defined as "an issuer that ... maintains a listing in ... an emerging market country." This definition does not appear to conform to the definition provided in the Names Release because the definition in the Names Release provides that the securities are "principally traded in" an emerging market country.

Response:   We have revised the disclosure in response to this comment.

Comment 20: Additional Information About the Fund's Risks and Investments -
            Derivatives: Regarding credit default swap agreements ("CDS"), if the Fund expects to sell, please confirm that the Fund will cover the full notional value of the CDS.

Response:   The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Retirement Prospectus
---------------------

Comment 21: Fees and Expenses of the Fund: In the Shareholder Fees table, the maximum deferred sales charge for Class A shares is stated to be "None" in the table, but footnote (a) states that, in some cases, a 1%, 1-year contingent deferred sales charge may apply. Disclosure in the body of the table should indicate "1%", instead of "None", as the maximum deferred sales charge, accompanied by the footnote.

Response:   We have not revised the disclosure in response to this comment. We believe that the disclosure in the fee table should show fees that are charged to a typical investor. The 1%, 1-year CDSC only applies in limited circumstances.

Comment 22: Fees and Expenses of the Fund: In the Fee Table in the retail prospectus, the maximum deferred sales charge is stated to be none without a footnote. In the Fee table in the retirement prospectus, the maximum deferred sales charge is stated to be none, but has the following footnote disclosure: "In some cases, a 1%, a-year contingent deferred sales charge, or CDSC, may apply. CDSCs for Class A shares may also be subject to waiver in certain circumstances. See "Purchase of Shares" in the Statement of Additional Information or SAI." This footnote is not in the retail prospectus and there appears to be an inconsistency in the offering of Class A shares.

Response:   The 1%, 1-year CDSC disclosed in the retirement prospectus is applicable for Class A shares available to retirement plans with plan assets in excess of $10,000,000 that redeem their shares within one year. It specifically applies to certain retirement plans so it is not inconsistent to disclose it in the retirement prospectus that is made available to these investors. We think the disclosure for Class A shares offered to retail investors and Class A shares offered to retirement plans is appropriate for the different circumstances under which the 1%, 1-year CDSC is applicable and does not reflect an inconsistency in the offering of Class A shares.

Comment 23: Fees and Expenses of the Fund: In the Shareholder Fees table, maximum deferred sales charge disclosure for Class A shares has a footnote, footnote (a), which cross-references "Purchase of Shares"
            section in the Statement of Additional Information or SAI. No cross-references should be made in the summary section of the prospectus. Also, the staff would expect disclosure regarding purchase of shares of this type to be included in the prospectus and not the SAI.

Response:   We have revised the disclosure to delete the cross-reference to the
            SAI.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.


                                                      Sincerely,

                                                      /s/ Young Seo
                                                      -----------------
                                                          Young Seo


cc:      Emilie D. Wrapp, Esq.
         Eric Freed, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.


SK 00250 0467 1214420